ADDENDUM DATED JUNE 12, 2019 TO THE

SUBADVISORY AGREEMENT

DATED JUNE 12, 2019

This Addendum, dated as of June 12, 2019, hereby supplements the attached Subadvisory Agreement (the “Subadvisory Agreement”), dated June 12, 2019, by and between Columbia Management Investment Advisers, LLC, (the “Investment Manager”), a Minnesota limited liability company, and QMA LLC (“QMA”), a New Jersey limited liability company, solely with respect to the Columbia Alternative Beta Fund, to be known as Columbia Multi Strategy Alternatives Fund (the “Alternative Beta Fund”), a series of Columbia Funds Series Trust I (the “Registrant”), as follows:

The parties hereto acknowledge that, with respect to the Alternative Beta Fund, and in accordance with its prospectus, all or a portion of its assets may be held in one or more of its wholly-owned subsidiaries, including but not limited to CMSAF3 Offshore Fund, Ltd. (referred to herein collectively as the “Subsidiary”). QMA is hereby authorized and agrees to manage the portion of assets of the Subsidiary which is allocated to QMA from time to time by the Investment Manager (which portion may include any or all of the Alternative Beta Fund’s assets) pursuant to the same terms, conditions and obligations applicable to the Alternative Beta Fund under the Subadvisory Agreement. QMA is further authorized hereby to determine, in its discretion, the amount and type of assets (or any portion thereof allocated to it by the Investment Manager) of the Alternative Beta Fund to be invested in and through the Subsidiary. For these purposes, all references in the Subadvisory Agreement to the “Fund,” with respect to the Alternative Beta Fund, shall also refer to the Subsidiary, unless the context dictates otherwise.

For the avoidance of doubt, QMA hereby agrees for purposes of Section 1 of the Subadvisory Agreement: “Subadviser’s Duties” to treat the assets and liabilities of the Subsidiary as if they are held directly by the Alternative Beta Fund, and, in addition, if required (as determined by the Fund’s Chief Legal Officer and Chief Compliance Officer), to treat the Subsidiary as a separate investment by the Alternative Beta Fund. Further, for purposes of Section 4: “Compensation of Subadviser” of the Subadvisory Agreement, the parties hereto agree to treat the assets and liabilities of the Subsidiary as if they are held directly by the Alternative Beta Fund. QMA acknowledges that, at the direction of the Registrant’s Board of Trustees and the Board of Directors of the Subsidiary, the Investment Manager has retained QMA to serve as investment subadviser for the Subsidiary, and QMA, as a party to this Subadvisory Agreement, has agreed to manage the assets of the Subsidiary in accordance with the terms of this Subadvisory Agreement.

In witness whereof, the parties have caused this Addendum to be executed by their officers designated below as of this 12th day of June, 2019.

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC		QMA LLC

By:	/s/ David Weiss	By:	/s/ Adam Broder
	Signature		Signature

Name:	David Weiss	Name:	Adam Broder
	Printed		Printed

Title:	Assistant Secretary	Title:	Managing Director